Exhibit 99.3

KPMG LLP    Telephone (403) 691-8000
205 5th Avenue SW     Fax (403) 691-8008
Suite 3100    www.kpmg.ca
Calgary AB
T2P 4B9

To:    Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission of New Brunswick
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island
June 30, 2016
Dear Sir/Madam
Re: Notice of Change of Auditors of Baytex Energy Corp.
We have read the Notice of Baytex Energy Corp. dated June 23, 2016 and are in agreement with the statements contained in such Notice.

Yours very truly,

(signed) “KPMG LLP”

Chartered Professional Accountants

KPMG LLP is a Canadian limited liability partnership and a
member firm of the KPMG network of independent member
firms affiliated with KPMG International Cooperative (“KPMG
International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

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